SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

A special meeting of shareholders of First Trust Total US Market AlphaDEX(R) ETF (the "Fund") was held on December 8, 2014. At the meeting, shareholders approved
(i) a change to the Fund's investment objective that would replace its current underlying index, the Value Line(R) Equity Allocation Index, with a new underlying index, the NASDAQ AlphaDEX(R) Total US Market Index and (ii) the reclassification of the Fund's investment objective from a fundamental policy to a non-fundamental policy. 120,055 (60.03%) of the outstanding voting securities were voted at the meeting. The number of votes cast in favor of the proposal (i) was 116,789, the number of votes against was 2,726, the number of abstentions was 540 and the number of broker non-votes was 79,947. The number of votes cast in favor of proposal (ii) was 88,238, the number of votes against was 31,277, the number of abstentions was 540 and the number of broker non-votes was 79,947.